Veroni Brands Corp.

650 Forest Edge Drive

Vernon Hills, Illinois 60061

888-794-2999

May 7, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	Veroni Brands Corp.
Registration Statement on Form S-1
File No. 333-224474

To the Securities and Exchange Commission:

Veroni Brands Corp. has filed with the Securities and Exchange Commission (the “Commission”) its Registration Statement and amendments on Form S-1 (File No. 333-224474).

On behalf of the Company, we hereby request the acceleration of the effective date of that Registration Statement to 10:00 am EST on May 11, 2018 or as soon as practicable thereafter.

Thank you for your courtesies in this matter.

Sincerely,

/s/ Igor Gabal
Chief Executive Officer
VERONI BRANDS CORP.